

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

> **Re: Global Internet of People, Inc.**
> **Registration Statement on Form F-1**
> **Filed September 13, 2019**
> **File No. 333-233745**

Dear Mr. Hu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2019 letter.

Registration Statement on Form F-1 filed September 13, 2019

Use of Proceeds, page 26

1.   Please revise your table to allocate the net proceeds as opposed to the gross proceeds in the offering.

Non-controlling interest, page F-28

2.   We note your response to prior comment 4 and revisions to your disclosure. Please tell us why capital contributions from shareholders disclosed in the fifth paragraph on page F-28 do not agree to proceeds from capital contributions disclosed in the consolidated statements of cash flows and credits to additional paid-in capital disclosed in the

consolidated statements of changes in shareholders' equity for the years ended December 31, 2018 and 2017.

Signatures, page II-3

3.   Please revise your registration statement to include signatures of your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Refer to instruction 1 of the signature page to Form F-1.

Exhibit Index
Exhibit 5.1, page II-5

4.   We note that there are blank spaces in the legal opinion of Conyers Dill & Pearman, related to the dates of the Certificate of Good Standing and the Resolutions of your directors. Please amend your opinion to include the missing information, or tell us why you believe this is not required.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202)-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Ying Li